April 25, 2025

Clayton Crolius
Chief Financial Officer
Sonim Technologies, Inc.
4445 Eastgate Mall, Suite 200
San Diego, CA 92121

       Re: Sonim Technologies, Inc.
           Draft Registration Statement on Form S-1
           Submitted April 18, 2025.
           CIK No. 0001178697
Dear Clayton Crolius:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   William N. Haddad